UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of: December 2025 (Report No. 2)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A

Tel Aviv 6971916, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Change in Registrant’s Certifying Accountant

On December 9, 2025, the audit committee (the “Audit Committee”) of the board of directors (the “Board of Directors”) of SciSparc Ltd. (the “Company”) recommended the cessation of services by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“EY”), as the Company’s independent registered public accounting firm and the appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, (“Deloitte”), as the Company’s new independent registered public accounting firm, subject to approval by the shareholders of the Company. The recommendation to appoint Deloitte followed a decision by the Company to consider alternatives in replacing EY as the Company’s independent registered public accounting firm. The decision to appoint Deloitte as the Company’s independent registered public accounting firm was approved by the Board of Directors.

Under Israeli law, the Board of Directors’ approval of the appointment of Deloitte is subject to shareholder approval and therefore will be presented to the Company’s shareholders for a vote at the Company’s special general meeting.

The audit report of EY on the Company’s consolidated financial statements as of and for the two years ended December 31, 2024, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except that EY's reports for the fiscal years ended December 31, 2024 and 2023, included an explanatory paragraph indicating that there was substantial doubt about the Company’s ability to continue as a going concern.

In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 2024 and subsequent interim period through the date of the cessation of EY’s services, there were no disagreements with EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of EY would have caused EY to make reference to the matter in their report on the Company’s financial statements.

Neither the Company nor anyone acting on its behalf consulted with Deloitte with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Company’s consolidated financial statements, and no written report or oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of any disagreement of the type described in Item 16F of Form 20-F or a reportable event of the type described in Item 16F(a)(1)(v) of Form 20-F or a reportable event of the type described in Item 16F(a)(1)(v) of Form 20-F.

The Company provided EY with a copy of the disclosures it is making in this Report of Foreign Private Issuer on Form 6-K and requested that EY furnish it with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether or not EY agrees with the above disclosures and, if not, stating the respects in which EY does not agree. A copy of EY’s letter to the SEC, dated December 31, 2025, is furnished herewith as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

Special General Meeting

Attached hereto and incorporated by reference herein is the Notice of Special General Meeting of Shareholders, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders of the Company to be held on Wednesday, February 4, 2026 (the “Meeting”).

Only shareholders of record who hold ordinary shares, no par value, of the Company at the close of business on Friday, January 9, 2026, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Report of Foreign Private Issuer on Form 6-K and its exhibits, are incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-233417, 333-248670 and 333-255408) and on Form S-8 (File Nos. 333-278437, 333-225773 and 333-286791) filed with the SEC to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.
16.1	Letter from Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global addressed to the Securities and Exchange Commission, dated December 31, 2025.

99.1	Notice and Proxy Statement for the Special General Meeting to be held on February 4, 2026.

99.2	Proxy Card for the Special General Meeting to be held on February 4, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: December 31, 2025	By	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

3